City e-Solutions Limited

ces.

07024900

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

5 June 2007

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 18 2007
WASH. D.C.
200

SUPPL

Dear Sir,

We are pleased to enclose copy of announcement, dated 4 June 2007, for your information:

City e-Solutions Limited - Discloseable Transaction MindChamps Joint Venture Transaction Resumption of Share Trading

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 29228228.

PROCESSED
JUL 09 2007
THOMSON
FINANCIAL

Yours faithfully,

Lawrence Yip
Executive Director

Enc.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 557)

DISCLOSEABLE TRANSACTION
MINDCHAMPS JOINT VENTURE TRANSACTION
RESUMPTION OF SHARE TRADING

The Board is pleased to announce that on 1 June 2007 CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement. Each of CES Education and the Original Investor subscribed for 50% shareholding interest in MindChamps JVC, on fully diluted basis, at about S$7.5 million (about HK$38.5 million), totaling about S$15 million (about HK$77 million), in cash on the date of the MindChamps JV Agreement.

MindChamps JVC is principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and memorization technique programmes, to children and young people ranging from pre-school to tertiary level.

MindChamps JVC and Original Investor are Independent Third Parties. The MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules.

A discloseable transaction circular in connection with the MindChamps JV Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m., on 1 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 4 June 2007.

The Board is pleased to announce that further to the announcement of the Company dated 28 May 2007, the Possible Training Investment (as defined in that announcement) has materialized. In connection with it, on 1 June 2007, CES Education (a wholly owned subsidiary of the Company), MindChamps JVC and the Original Investor entered into the MindChamps JV Agreement constituting a discloseable transaction for the Company under the Listing Rules. This announcement is also made pursuant to Rule 13.09 of the Listing Rules.

A. THE MINDCHAMPS JV AGREEMENT

The material terms of the MindChamps JV Agreement are summarized below:

1. *Date*

1 June 2007

2. *Parties*

   a. CES Education, which is a limited liability company incorporated in Singapore and is wholly owned by the Company;

   b. MindChamps JVC, which is a limited liability company incorporated in Singapore; and

   c. Original Investor, which is a limited liability company incorporated in Singapore. To best of the knowledge of the Directors after making all reasonable enquiry, its current principal business activity as at the date of this announcement is holding of 50% shareholding interest in MindChamps JVC.

   MindChamps JVC and the Original Investor (including the ultimate beneficial owners of the Original Investor) are Independent Third Parties.

3. *Asset acquired and consideration*

Prior to the MindChamps JV Agreement, MindChamps JVC has issued 1 MindChamps Share, constituting its entire issued share capital then, to the Original Investor.

Pursuant to the MindChamps JV Agreement, CES Education and the Original Investor subscribed for 7,500,000 and 7,499,999 new MindChamps Shares respectively. All of such MindChamps Shares were issued to and fully paid for by the parties on the same date of the MindChamps JV Agreement. Accordingly, the entire issued share capital of MindChamps JVC is currently held as to 50% and 50% by CES Education and the Original Investor respectively.

The subscription price paid by CES Education and the Original Investor was S$1 (about HK$5.136) per MindChamps Share, and was satisfied in cash. The aggregate subscription prices for their respective 50% shareholding interests in MindChamps JVC on fully diluted basis were both about S$7.5 million (about HK$38.5 million), totaling S$15 million (about HK$77 million). The subscription price was determined after arm's length negotiations between the parties and is equal to their respective proportionate interests (that is, 50%) attributable to the asset value of MindChamps JVC (of about S$15 million (about HK$77 million)) as at 30 May 2007.

The Group funded the above subscription price from its internal cash resources.

4. *Information on MindChamps JVC and its principal business*

MindChamps JVC was newly incorporated in Singapore on 22 May 2007 in anticipation of the MindChamps JV Agreement. MindChamps JVC will be principally engaged in offering "How-to-Learn" programmes, being specialized accelerated learning and memorization technique programmes, to children and young people ranging from pre-school to tertiary level. It intends to establish and operate education institutions and amenities providing such accelerated learning and memory technique in Singapore initially, and then expand to other overseas markets. It is a new special purpose vehicle to corporatize and hold the relevant assets (including trademarks and other intellectual property rights) for its business previously owned and developed by the Original Investor prior to their injection into the MindChamps JVC. It has not engaged in any business operation since its incorporation other than those contemplated under the MindChamps JV Agreement.

No audited accounts have been issued by MindChamps JVC since its incorporation on 22 May 2007. According to the unaudited balance sheet of MindChamps JVC, prepared according to Singapore generally accepted accounting principles, made up to 30 May 2007, the unaudited asset of MindChamps JVC as at 30 May 2007 was about S$15 million (about HK$77 million), and its unaudited liability as at 30 May 2007 was S$15 million (about HK$77 million), which was due to the Original Investor arising from the injection of the assets as mentioned above and will be fully settled by MindChamps JVC out of the subscription monies received under the MindChamps JV Agreement.

After the Subscription, the Group's interest in MindChamps JVC will be recognized in the accounts of the Group by using proportionate consolidation (as allowed under Hong Kong Accounting Standard 31).

5. *Funding commitments of the parties*

Under the MindChamps JV Agreement, any further funding by the MindChamps JVC on top of the above subscription monies paid by CES Education and the Original Investors would require mutual consent of both parties.

There is no capital commitment on the part of the Group under the MindChamps JV Agreement apart from the Subscription. The Company currently does not foresee any further capital contribution commitment on the part of the Group on top of the above capital contribution. If any additional financial assistance is given by the Group to MindChamps JVC in the future, such assistance shall be subject to and comply with the relevant requirements of the Listing Rules.

6. *Board representations*

The board of directors of MindChamps JVC shall comprise 4 directors. Initially, each of CES Education and the Original Investor shall be entitled to appoint or remove 2 directors at any time. The chairman of MindChamps JVC, appointed by the Original Investor, does not have casting vote.

7. *Term*

The MindChamps JV Agreement has taken effect and will continue until termination by mutual agreement of the parties to it or upon liquidation of MindChamps JVC.

8. *Pre-emption rights and non-competition undertakings*

The MindChamps JV Agreement also provides for pre-emption rights of the existing shareholders of MindChamps JVC as to any transfer of shares in such company by any shareholder.

To further protect the interests of the shareholders of MindChamps JVC, each of CES Education and the Original Investors has also given non-competition undertakings not to engage in business similar to or in competition with that of MindChamps JVC during the term of the MindChamps JV Agreement and for a further 3 years after it ceases to hold any MindChamps Shares.

B. REASONS FOR, AND BENEFITS OF, THE MINDCHAMPS JV AGREEMENT

The Group's principal business includes investment holding, provision of hospitality solutions, hotel management services, reservation services, risk management services, revenue management consulting, accounting and payroll services and procurement services.

The Group has always been seeking opportunities to invest in high growth businesses. The education business has experienced very high growth potential generally given the increasing importance of the "knowledge" worker in the globalised economy in the 21st century. Parents around the world are putting more emphasis on providing their children with the best opportunities to learn and assimilate knowledge and new skills. The learning programmes of MindChamps JVC are to meet the strong demand by parents for better learning skills for their children in order that they might acquire success for life. Although initially based in Singapore, the Company believes that this business has strong potential to expand globally.

The MindChamps JVC will leverage on its intellectual property to offer programmes to help children and young people ranging from pre-school to tertiary level to gain new "How to Learn" techniques. This programme will introduce students to innovative ways of thinking, studying, processing and recalling, as well as promoting self-esteem. The programmes will not only provide learning skills but also help students develop strong motivation to learn and master their subjects in school. The education business of MindChamps JVC currently does not form part of the hospitality-related principal business of the Group.

The Directors are of the opinion that the Group's entry into this MindChamps JV Agreement will provide a good source of financial returns to the Group, as well as to provide a dynamic platform to expand in a niche market of the lucrative education business.

The Board, including the independent non-executive Directors, considers that the terms of the MindChamps JV Agreement, including the subscription price under the Subscription, are on normal commercial terms and fair and reasonable, and are also in the interests of the Company and the Shareholders as a whole.

C. LISTING RULES IMPLICATIONS

As the asset and consideration ratios in respect of the Group's capital commitment under the MindChamps JV Agreement exceed 5% but are less than 25%, the MindChamps JV Agreement constitutes a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. This announcement is also made pursuant to Rule 13.09 of the Listing Rules.

A discloseable transaction circular in connection with the MindChamps JV Agreement will be despatched to the Shareholders as soon as practicable.

Trading in the Shares on the Stock Exchange was temporarily suspended at the request of the Company with effect from 9:30 a.m. on 1 June 2007 pending the release of this announcement. The Company has applied for a resumption of trading in the Shares with effect from 9:30 a.m. on 4 June 2007.

D. DEFINITIONS

The following expressions in this announcement have the meanings set out below unless the context requires otherwise:

"CES Education"	CES Education Holdings Pte. Ltd., which is a company incorporated in Singapore and is a wholly owned subsidiary of the Company
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange
"connected person"	has the meaning ascribed to such term in the Listing Rules
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Independent Third Party"	a party who, together with its ultimate beneficial owner(s), (to the best knowledge, information and belief of the Directors after having made all reasonable enquiry) is not a connected person of the Company and is also independent of the Company and its connected persons
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"MindChamps JVC"	MindChamps Holdings Pte. Ltd., a limited liability company incorporated in Singapore on 22 May 2007, the entire issued share capital of which is currently owned as to 50% and 50% by CES Education and the Original Investor
"MindChamps JV Agreement"	the shareholders' agreement dated 1 June 2007 between CES Education, MindChamps JVC and the Original Investor in respect of MindChamps JVC
"MindChamps Share"	ordinary share of S$1.00 each in the share capital of MindChamps JVC
"Original Investor"	MindChamps Pte. Ltd. which is a limited liability company incorporated in Singapore and is an Independent Third Party
"Share"	ordinary share of HK$1.00 each in the share capital of the Company
"Singapore"	the Republic of Singapore
"Shareholder(s)"	holder(s) of the issued Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	subscription of 7,500,000 MindChamps Shares (representing 50% of the fully diluted share capital of MindChamps JVC) by CES Education at the total price of S$7.5 million (about HK$38.5 million) under the MindChamps JV Agreement
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"S$"	Singapore dollars, the lawful currency of Singapore

By order of the Board
Kwek Leng Beng
Chairman and Managing Director

Hong Kong, 1 June 2007

As at the date of this announcement, the Board comprises 11 Directors, of which 6 are executive Directors, namely Mr. Kwek Leng Beng, Mr. Vincent Yeo Wee Eng, Mr. Kwek Leng Joo, Mr. Kwek Leng Peck, Mr. Gan Khai Choon and Mr. Lawrence Yip Wai Lam, 2 are non-executive Directors, namely Mr Wong Hong Ren and Mr Chan Bernard Charnwut and 3 are independent non-executive Directors, namely Dr. Lo Ka Shui, Mr Lee Jackson a.k.a. Li Chik Sin and Mr Teoh Teik Kee.

For the purpose of this announcement, the translation of S$ into HK$ is based on the approximate exchange rate of S$1.00 = HK$5.136.

END